UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:	333-148722
CUSIP Number:	577739105

(Check One):
☐ Form 10-K   ☐ Form 20-F  ☐  Form 11-K  ☒  Form 10-Q  ☐  Form 10-D  ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:	March 31, 2010

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:	N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________

PART I
REGISTRANT INFORMATION

Max Cash Media, Inc.

Full Name of Registrant

N.A.

Former Name if Applicable

50 Brompton Road, Apt. 1X

Address of Principal Executive Office (Street and Number)

Great Neck, NY  11021

 City, State and Zip Code

Copy to:

Adam S. Gottbetter
Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY  10022
Phone:  (212) 400-6900
Facsimile:  (212) 400-6901

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Report”) by the prescribed date of May 17, 2010, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file the Report on or prior to the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Barrett S. DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant had no revenues in either the three months ended March 31, 2010, or the three months ended March 31, 2009.  The registrant incurred an operating loss of $15,373 for the three month period ended March 31, 2010, compared to an operating loss of $7,613 for the three months ended March 31, 2009, due mainly to increased professional fees related to financial reporting obligations and partially offset by lower general and administrative expenses.  Net loss for the three months ended March 31, 2010 was $16,483, compared to $7,613 for the three months ended March 31, 2009.  The increase in net loss reflects an increase in professional fees related to financial reporting obligations, from $3,958 for the three months ended March 31, 2009 to $14,123 for the three months ended March 31, 2010.  General and administrative expenses decreased from $3,655 for the three months ended March 31, 2009 to $1,250 for the three months ended March 31, 2010.  The registrant also incurred a net interest expense of $1,109 in the three months ended March 31, 2010, related to a convertible promissory note issued on July 29, 2009.

The registrant had no revenues in either the six months ended March 31, 2010, or the six months ended March 31, 2009.  For the six months ended March 31, 2010, the registrant incurred an operating loss of $52,049, compared to an operating loss of $18,991 for the six months ended March 31, 2009.  The increase in operating loss for the six month period was mainly due to increased professional fees related to financial reporting obligations, partially offset by lower general and administrative expenses.  Net loss for the six months ended March 31, 2010 was $54,290, compared to a net loss of $18,991 for the six months ended March 31, 2009.  The increase in net loss reflects an increase in professional fees from $11,277 for the six months ended March 31, 2009 to $49,137 for the six months ended March 31, 2010.  General and administrative expenses decreased from $7,714 for the six months ended March 31, 2009 to $1,250 for the three months ended March 31, 2010.  The registrant also incurred a net interest expense of $2,241 in the six months ended March 31, 2010 related to the convertible promissory note described above.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

Max Cash Media, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 18, 2010	By:	/s/ Noah Levinson
Name: Noah Levinson
Title: Chief Executive Officer and Chief Financial Officer